CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072
                                        o
                               Tel (212) 732-3200
                               Fax (212) 732-3232


                                            March 21, 2006
VIA EDGAR
---------

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-0506


        Re:    Tofutti Brands Inc.
               Form 10-KSB/A for Fiscal Year Ended January 1,
               2005 Filed January 20, 2006
               Form 10-QSB/A for Thirty Nine Weeks Ended October 1, 2005 Filed January 20, 2006
               Response Letters Dated January 20 and January
               31, 2006
               File No. 001-09009
               -----------------------------------------------------


Dear Mr. Hiller:

        On behalf of our client, Tofutti Brands Inc. (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Steven Kass, dated February 21, 2006 (the "Comment Letter"), with respect to the Company's Form 10-KSB/A for Fiscal Year Ended January 01, 2005 Filed January 20,2006 (the "Form 10-KSB/A") and Form 10-QSB for Thirty Nine Weeks Ended October 01, 2005 Filed January 20,2006 (the "Form 10-QSB/A").

        Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing Amendment No. 2 to the Company's Annual Report on Form 10-KSB/A for the year ended January 1, 2005, Amendment No. 1 to the Company's Quarterly Report on Form 10-QSB/A for the Quarterly Period Ended April 2, 2005, Amendment No. 1 to the

Mr. Karl Hiller                                                              -2-

Company's Quarterly Report on Form 10-QSB/A for the Quarterly Period Ended July 2, 2005, and Amendment No. 2 to the Company's Quarterly Report on Form 10-QSB/A for the Quarterly Period Ended October 1, 2005, as requested in the Comment Letter. We have repeated your numbered comments below and have provided a response to each comment.

Form 10-KSB/A for the Fiscal Year Ended January 01, 2005, filed January 20, 2006
--------------------------------------------------------------------------------

General
-------

1. We do not believe the revisions you have made to your measures of gross profit in conjunction with the reclassification of freight-out costs that have been necessary to comply with the guidance in EITF 00-10 are appropriately characterized as "sufficiently inconsequential," as that term is used in paragraph 69 of AU Section 9508. We believe the clarifying language in footnote 5 of that guidance would apply under the circumstances. Please eliminate language within the explanatory notes included in the forepart of your amendments indicating that the revisions do not constitute a restatement to the previously reported financial statements. Also remove references to our review process that suggest reliance on the SEC and indicate that management is not taking full responsibility for correcting the financial statements.

        Based on the above comment, the Company has eliminated the language indicating that the revisions do not constitute a restatement to the previously reported financial statements and has also removed references to the Staff's review process.

Financial Statements
--------------------

2. We understand that Wiss & Company, LLP was registered with the PCAOB when you filed your Form 10-KSB on April 8, 2005, but was not registered at the time of filing your recent amendment. Under these circumstances, and assuming that your current auditors are willing to accept responsibility for auditing the adjustments to earlier periods, you should include a legend at the top of the Wiss & Company report, explaining that the report is a copy of the original report on the financial statements before the restatement of gross profit, although corrected to make reference to the PCAOB, and that it has not been reissued because Wiss & Company is no longer registered with the PCAOB and has ceased business with respect to public companies (i.e. it no longer provides audit services to public companies for purposes of meeting their reporting obligations in the United States), if true. Likewise, given the change in registered status, it is no longer appropriate for Wiss & Company to provide consents for the incorporation of their audit reports into other filings. If your current auditors conduct a complete reaudit of 2003, the Wiss & Company report should be replaced.

         Based on the above comment, the Company has included a legend at the top of the Wiss & Company report with the requested explanation, and our current auditors, Amper, Politzer and Mattia, P.C., have taken responsibility for the adjustments relating to the restated items for the year ended December 27, 2003. The Company has deleted the Wiss & Company consent.

Mr. Karl Hiller                                                              -3-


3. Please include error correction disclosures, reconciling the "as previously reported amounts for gross profit to the restated amounts, along with your explanation of the changes that were necessary to comply with EITF 00-10. Additionally, the line item and column labels relating to amounts that have been corrected in your financial statements should include the "restated" parenthetical notation. Please ensure that such labeling is consistent throughout your documents.

        Based on the comment, the Company has provided the requested error correction disclosures and the line item and column labels relating to amounts that have been corrected in the financial statements include a "restated" parenthetical notation.

4. We note that there has been no change in the dating of the audit report, and no explanatory language added to address the restatement necessary to correct the measure of gross profit, as would ordinarily be required under AU Sections 530.05 and 420.12. Further, if your current auditors are engaged to audit the revisions to the prior year financial statements, the audit report should include the language specified in AU
        Section 9508.62 and 63. Please ask your auditors to consult this guidance, and to advise us of their position pertinent to the reissuance of their March 30, 2005 audit report, which will be necessary upon filing your amendment.

        The Company's auditors have changed the dating of their audit report, have provided explanatory language to address the restatement correcting the measure of gross profit as required under AU Sections 530.05 and 420.12 and have included the language specified in AU Section 9508.62 and 63.


5. Please amend each of your three interim reports on Form 10-QSB that were filed subsequent to your annual report on Form 10-KSB to provide the additional disclosures specified above. Please ensure that you include information about changes in your measures of gross profit for each quarterly period and cumulative period, and the corresponding interim periods of the preceding fiscal year.

         In response to the comment each of the three interim reports on Form 10-QSB have been amended to provide the additional requested disclosures.

         If you have any further questions, please do not hesitate to contact me at 212-238-8605.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband

SJG:var
Enclosures

cc:  Mr. Steven Kass
     Ms. Lily Dang